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                            August 18, 2021

       Kevin J. Helmick
       President and Chief Executive Officer
       Farmers National Banc Corp.
       20 South Broad Street
       Canfield, OH 44406

                                                        Re: Farmers National
Banc Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 13,
2021
                                                            File No. 333-258811

       Dear Mr. Helmick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance